WISeKey Announces 9M 2025 Preliminary Revenue and Key Financial Metrics

•	Reports preliminary unaudited 9M 2025 revenue of $10.6 million, +39% year on year growth
•	Reaffirms its FY 2025 Revenue Guidance of $18 to $21.0 Million, Representing a 51%–76% Year-on-Year Growth
•	Updates on Quantum Shield QS7001™ and WISeSat 3.0 PQC Launch, Both Scheduled for November 2025
•	New Quantum-Resistant Offerings, Solutions to Safeguard AI Operations, Quantix Edge Partnership, and IC’ALPS Acquisition to Drive 2026 Revenue Surge and Global Expansion

Geneva, Switzerland – October 14, 2025: – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd. (“WISeKey”, the “Group” or the “Company”) (SIX: WIHN, NASDAQ: WKEY), a global leader in cybersecurity, digital identity, and Internet of Things (IoT) innovations operating as a holding company, today announced its preliminary unaudited financial metrics for the nine-month period ended September 30, 2025 ("9M 2025"), along with updates on major operational milestones, reaffirms its FY 2025 revenue guidance, and growth outlook for 2026 and beyond.

9M 2025 Key Financial Metrics

  +39% year on year revenue growth: preliminary unaudited 9M 2025 revenue of $10.6 million compared to $7.6 million in the equivalent period last year.
  Growth drivers: the 39% revenue growth is mostly attributable to the higher demand for our traditional semiconductor products and two months of consolidated revenue from IC’ALPS since the completion of the acquisition on August 4, 2025. However, our overall business is still negatively impacted by the transition in the semiconductor industry from legacy products to next-generation post-quantum semiconductors and software.
  Strong balance sheet: a cash position of $228 million as of October 10, 2025 provides strong liquidity for PQC innovation and expansion, as well as the development of its WISeSat.Space and SEALCOIN operations.

FY 2025 Revenue Outlook and Growth Catalysts

  FY 2025 Guidance: Revenue expected between $18 million and $21 million, marking a 51%–76% growth over FY 2024. This outlook includes the expected return to growth in the demand for our traditional semiconductor products, consolidated revenue from IC’ALPS since the completion of the acquisition on August 4, 2025, as well as our best estimate of the start date for the Quantix Edge Security project and WISeSat.Space’s budding revenue stream.
  2026 and Beyond: Anticipated continued acceleration, with an expectation of between 50% and 100% growth in revenues for FY 2026 as compared to FY 2025, propelled by new PQC chip launches, full year of consolidation of IC’ALPS, and Quantix Edge and WISeSat.Space revenues, as an integral part of WISeKey’s Convergence strategy.

CEO Commentary

Carlos Moreira, CEO of WISeKey, stated: "Our revenue for the first nine months of 2025 reflects the deliberate strategic shift toward the post-quantum era. Importantly, third-quarter performance marked a key turning point, matching the total revenue generated during the first half of the year. We expect this positive momentum will carry into the fourth quarter, with projected revenue between $7.4 million and $10.4 million. This puts us on track to achieve full-year 2025 revenue in the range of $18 million to $21 million, driven by strong commercial activity and the seamless integration of IC’ALPS into our portfolio."

Mr. Moreira added: "Looking ahead to 2026, the upcoming production launch of our Quantum Shield QS7001™ and QVault™ TPM solutions, signals the start of a clear growth phase for WISeKey. Backed by our European Personalization Centers and global leadership in post-quantum cryptography and space connectivity, we are strategically positioned at the forefront of the digital trust revolution. Our mission remains steadfast: to create a secure, connected, and quantum-resilient future."

"As digital threats evolve and the quantum era approaches, WISeKey continues to innovate and expand its solutions, ensuring that organizations, governments, and individuals can operate with confidence in a rapidly changing technological landscape. We are confident that our strategic initiatives and technological advancements will drive sustainable growth and reinforce our leadership in the global cybersecurity and digital trust ecosystem."

Building value for shareholders

WISeKey operates as a technology holding company and innovation platform, leveraging a proven strategic model exemplified by SEALSQ, which successfully listed on the NASDAQ stock exchange in 2023. WISeKey continues to apply this approach across its portfolio of subsidiary companies, fostering innovation and value creation.

Each entity within the WISeKey ecosystem is developed through a structured growth pathway, from incubation and technological validation to market expansion and, ultimately, public listing. This disciplined approach enables WISeKey to unlock the intrinsic value of its innovations, attract strategic investors, and maximize returns for shareholders.

By methodically preparing and listing its subsidiaries across diverse technological sectors, including cybersecurity, semiconductors, space technology, Blockchain and digital identity, WISeKey is building a resilient and diversified technology group that not only drives sustainable growth but also reinforces its position as a global leader in trusted digital ecosystems.

WISeKey’s Convergence strategy towards growth

By integrating semiconductors, trust services, satellites, blockchain, and digital identity into a unified architecture of trust, WISeKey is no longer operating separate businesses but a single interconnected ecosystem.

For instance, WISeKey announced on October 1, 2025, the introduction of a new suite of solutions designed to safeguard AI operations and decision-making processes against adversarial quantum attacks, a breakthrough initiative to protect Artificial Intelligence (AI) agents from the looming threats posed by quantum computing. This new technology builds on SEALSQ’s pioneering expertise in Post-Quantum Cryptography (PQC) and its trusted semiconductor technologies on one side, and SEALCOIN’s verifiable identity, decentralized execution, and post-quantum resilience.

The need for action is immediate. The U.S. Government has set firm deadlines for the adoption of quantum-resistant cryptography. Under the NSA’s Commercial National Security Algorithm (CNSA) 2.0 policy, all new National Security Systems (NSS) acquisitions must comply with quantum-resistant standards by January 1, 2027, with additional enforcement milestones extending well into the next decade.

Reinforcing this, the Office of Management and Budget’s Memorandum M-23-02 mandates that all federal agencies identify quantum-vulnerable systems and allocate resources for migration—firmly placing Post-Quantum Cryptography (PQC) at the core of U.S. cybersecurity strategy.

In tandem, the National Institute of Standards and Technology (NIST) finalized its first set of PQC standards in August 2024, including FIPS 203 (ML-KEM) for key establishment, and FIPS 204 (ML-DSA) and FIPS 205 (SLH-DSA) for digital signatures.

These standards serve as the foundation for next-generation secure infrastructure, driving global PQC adoption and reinforcing SEALSQ’s leadership in delivering compliant, future-ready semiconductor solutions tailored to this critical shift in cybersecurity.

At the heart of WISeKey’s Convergence strategy is SEALSQ, which develops post-quantum secure chips like the QS7001 and QVault™ TPM. These chips are expected to generate both one-time hardware revenue and recurring income through chip personalization services delivered via Outsourced Semiconductor Personalization and Test (OSPT) centers.

Designed for interoperability, these secure chips will be able to connect directly with the WISeSat.Space satellite constellation and its 23rd satellite planned to launch in November 2025, while SEALCOIN is building technology to enable autonomous, chip-level transactions—unlocking transaction-based revenue in the machine-to-machine (M2M) and transactional IoT economy.

Complementing this ecosystem, the WISeID platform provides the PKI infrastructure that secures digital identities, devices, and transactions. This foundation supports emerging applications, including Matter Protocol certification for smart home devices and GSMA eUICC digital identity services.

Global Expansion of the Quantum Corridor

Through SEALSQ, WISeKey has extended its Quantum Corridor initiative with new projects in India, the United Arab Emirates (UAE), and Brazil. These initiatives aim to bolster regional post-quantum cryptography (PQC) infrastructure and support the development of sovereign semiconductor ecosystems—enabling governments and enterprises to advance quantum-secure communications, digital identity frameworks, and local chip design capabilities.

This strategic expansion highlights WISeKey’s commitment to building a globally integrated PQC ecosystem, linking Europe, Asia, the Middle East, and Latin America through secure semiconductor innovation and trusted digital infrastructure.

Quantum Shield QS7001™ and QVault™ TPM: Pioneering Quantum-Resilient Security

SEALSQ’s PQC chip portfolio is engineered for mission-critical sectors such as defense, IoT, satellites, and automotive, providing robust protection against “harvest-now, decrypt-later” threats.

Key Features:

  Advanced Certifications: FIPS 140-3 & Common Criteria EAL5+.
  NIST Algorithms: ML-DSA-87 (Dilithium) & ML-KEM-1024 (Kyber).
  Applications: Secure firmware, device authentication, drones, satellites, V2X, smart cities.
  Customizable RISC-V Platform: Enables tailored, quantum-resistant ASIC and firmware development.

Strategic partnerships are amplifying these efforts.

-	The Quantix Edge Security initiative in Spain positions WISeKey at the heart of Europe’s semiconductor sovereignty strategy.
-	Collaboration with the Swiss Army, combining the technology of WISeSat, SEALSQ and SEALCOIN into a single project, demonstrates that the Convergence model is already underway for secure, sovereign communications.
-	At the same time, WISeKey’s HUMAN-AI-T initiative with the United Nations positions WISeKey at the forefront of global AI governance, reinforcing its leadership at the intersection of AI, security, and trust.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Disclaimer
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com